# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mission Produce, Inc., CIK 0001802974
CUSIP: 60510V108
Title of class of securities: Common
Address of issuer's principal executive offices: 2710 Camino Del Sol, Oxnard, California (CA), 93030
Date of event which requires filing of this statement: 06/06/2025
Filed by CIK 0002069986
Persons authorized to receive notices and communications: Jose Bouzas, BICSA Financial Center, Piso 39, Panama City, Panama (R1), 0801, 507 380-7074

## Reporting persons
- Globalharvest Holdings Venture Ltd (CIK 0002069986): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 4,458,750; shared voting power 0; sole dispositive power 4,458,750; shared dispositive power 0; aggregate amount beneficially owned 4,458,750 (6.27% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common
Name of issuer: Mission Produce, Inc.
Address of issuer's principal executive offices: 2710 Camino Del Sol, Oxnard, California (CA), 93030

## Item 2. Identity and Background
Name of person filing: Globalharvest Holdings Venture Ltd.
Residence or business address: Oleander Building, Suites OL-7 and OL-8, 13a J.R. O'Neal Drive, Port Purcell P.O. Box 2416, Tortola, VG1110, British Virgin Islands
Present principal occupation or employment:
The principal business of the Reporting Person is to seek long-term capital appreciation primarily through investments.
Oleander Building, Suites OL-7 and OL-8, 13a J.R. O'Neal Drive, Port Purcell P.O. Box 2416, Tortola, VG1110, British Virgin Islands
The name, business address, present principal occupation or employment and citizenship of each director and executive officer, as applicable, of each of the Reporting Persons (each of such directors and officers, a "Covered Person" and collectively, the "Covered Persons") are set forth on Schedule A attached hereto, which is incorporated into this Item 2 by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons and, to the Reporting Persons' knowledge, none of the Covered Persons, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: British Virgin Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Globalharvest Holdings Venture Ltd. acquired 4,458,750 shares of Common Stock for an aggregate price of $12,120,097.37 using working capital from affiliates of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person purchased the Shares based on its belief that the Shares, when purchased, were undervalued. Depending upon overall market conditions, developments at the Issuer, other investment opportunities available to the Reporting Person, and the availability of the Common Stock at prices that would make the purchase of additional shares of Common Stock desirable, the Reporting Person may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

The Reporting Person intends to review their investment in the Issuer on a continuing basis. The Reporting Person may, in their sole discretion, depending on market conditions, and upon evaluation of the business and the prospects of the Issuer and other factors, purchase additional shares of Common Stock, or other securities convertible into or exchangeable for Common Stock, or dispose of shares of Common Stock or other securities convertible into or exchangeable for Common Stock, from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors. The Reporting Persons also may continue to engage in conversations with management and/or the board of directors of the Issuer (the "Board") regarding a range of issues, including those relating to the business and strategy of the Issuer, board composition, corporate governance, management, operations, capital structure and allocation, financial and operational performance, business strategy mergers and acquisitions strategy, and executive compensation. The Reporting Persons also may have conversations with other interested parties, including industry analysts, other shareholders, existing or potential strategic partners or competitors, and other professionals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Total shares purchased: 4,458,750
Total shares outstanding as of February 28, 2025: 71,071,752, as reported in the Issuer's Quarterly Report on Form 10-Q filed on March 10, 2025.
To the Reporting Persons' knowledge, none of the Covered Persons directly owns any Common Shares. Each of the Covered Persons hereby disclaims beneficial ownership of any Common Shares and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Schedule 13D or that any such Covered Person is a member of a "group" for Section 13(d) purposes.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The transactions in the Common Stock by the Reporting Person, and any Covered Person, if applicable, during the past sixty days are set forth on Schedule B and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Ex-99.1: Schedule A
Ex-99.2: Schedule B

## Signatures
- Globalharvest Holdings Venture Ltd: /s/ Jose Bouzas, Jose Bouzas, Director (06/13/2025)